RECEIVED
2009 MAR 13 A 6:20

FOSTER'S
GROUP

09045581

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of Initial Substantial Holder"

Released: 6 March 2009

Pages: 3
(including this page)

SUPPL

PROCESSED
MAR 26 2009
THOMSON REUTERS

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 3/13

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	**Foster's Group Limited (FGL)**
ACN/ARSN	**007 620 886**

1. Details of substantial holder

Name	**Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 03 March 2009.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	96,698,867	96,698,867	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 96,698,867

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 96,698,867

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Average price $5.445	Ordinary 96,698,867

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

6 March 2009
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant Interest In Foster's Group Limited (FGL) held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	[illegible]
FGL	Foster's Group Limited	Barclays Global Investors Japan Ltd	4,607,729	0.24
FGL	Foster's Group Limited	Barclays Bank (Suisse) SA	13,540	-
FGL	Foster's Group Limited	Barclays Global Investors Ltd	6,381,183	0.33
FGL	Foster's Group Limited	Barclays Global Investors Ltd	7,679,136	0.40
FGL	Foster's Group Limited	Barclays Life Assurance Co Ltd	556,805	0.03
FGL	Foster's Group Limited	Barclays Bank Trust Company Ltd	6,277	-
FGL	Foster's Group Limited	Gerrard Investment Management Ltd	3,000	-
FGL	Foster's Group Limited	Gerrard Investment Management Ltd	28,999	-
FGL	Foster's Group Limited	Barclays Global Investors, N.A.	22,723,416	1.18
FGL	Foster's Group Limited	Barclays Global Fund Advisors	16,496,571	0.86
FGL	Foster's Group Limited	Barclays Capital Securities Ltd	2,888,277	0.15
FGL	Foster's Group Limited	Barclays Global Investors Canada Ltd	278,984	0.01
FGL	Foster's Group Limited	Barclays Global Investors Australia Ltd	35,034,950	1.82
			96,698,867	**5.02**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in FGL as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of Institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in FGL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in FGL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Company Secretary
Barclays Global Investors Australia

6 March 2009
Date

END